UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Grow Capital, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

399818103

(CUSIP Number)

Carl Sanko

c/o MCRL Holdings LLC

4824 Denaro Drive

Las Vegas, NV 89135

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399818103

1.	Names of Reporting Person. Carl Sanko

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 13,639,415(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 13,639,415(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,639,415(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 10.6%(2)

14.	Type of Reporting Person (See Instructions): IN

(1)Of the 13,639,415 shares of Common Stock of Grow Capital, Inc. beneficially owned by Carl Sanko, 11,804,415 shares are beneficially owned as community property by Carl Sanko and Micol Sanko or by Carl and Micol Sanko as joint tenants, with equal voting rights and dispositive power, 5,410 shares of which are held in a brokerage account at Alpine Securities Corporation. Carl Sanko and Micol Sanko jointly own MCRL Holdings and are the indirect beneficial owners of all of the 1,835,000 shares of Common Stock of Grow Capital, Inc. held of record by MCRL Holdings.

(2)Based on 129,088,412 shares of Common Stock outstanding as of April 12, 2019.

CUSIP No. 399818103

1.	Names of Reporting Person. Micol Sanko

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 13,639,415(3)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 13,639,415(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,639,415(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 10.6%(4)

14.	Type of Reporting Person (See Instructions): IN

(3)Of the 13,639,415 shares of Common Stock of Grow Capital, Inc. beneficially owned by Carl Sanko, 11,804,415 shares are beneficially owned as community property by Carl Sanko and Micol Sanko or by Carl and Micol Sanko as joint tenants, with equal voting rights and dispositive power, 5,410 shares of which are held in a brokerage account at Alpine Securities Corporation. Carl Sanko and Micol Sanko jointly own MCRL Holdings and are the indirect beneficial owners of all of the 1,835,000 shares of Common Stock of Grow Capital, Inc. held of record by MCRL Holdings.

(4)Based on 129,088,412 shares of Common Stock outstanding as of April 12, 2019.

CUSIP No. 399818103

1.	Names of Reporting Person. MCRL Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 1,835,000(5)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 1,835,000(5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,835,000(5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.4%(6)

14.	Type of Reporting Person (See Instructions): OO

(5)Carl and Micol Sanko jointly own MCRL Holdings and are the indirect beneficial owner of all of the 1,835,000 shares of Common Stock of Grow Capital, Inc. held of record by MCRL Holdings.

(6)Based on 129,088,412 shares of Common Stock outstanding as of April 12, 2019.

CUSIP No. 399818103

Item 1.           Security and Issuer

This Statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Grow Capital, Inc., (the “Issuer”).  The address of the Issuer’s principal executive offices is 2485 Village View Drive, Suite 180 Henderson, NV 89074.

Item 2.           Identity and Background

(a)                                 This Schedule 13D is being filed jointly on behalf of Carl Sanko, Micol Sanko, and MCRL Holdings (each a “Reporting Person” and collectively, the “Reporting Persons”).

(b)                                 The business address for Carl Sanko, Micol Sanko and MCRL Holdings LLC is 4824 Denaro Drive, Las Vegas, NV 89135.

(c)                                Carl Sanko is a member of the Issuer’s board of directors and is also the Secretary of the Issuer.

Carl Sanko and Micol Sanko are each Managing Members of MCRL Holdings.

The principal executive office for each of the Reporting Persons is 4824 Denaro Drive, Las Vegas, NV 89135.

(d)                                 None of the Reporting Persons was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Person was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)                                   Carl Sanko and Micol Sanko are each a citizen of the United States.  MCRL Holdings is a Wyoming limited liability company.

Item 3.           Source and Amount of Funds or Other Consideration

Carl Sanko is the record owner of an aggregate of 2,831,815 shares of Common Stock of the Issuer, of which (i) 294,161 shares of Common Stock were awarded to Mr. Sanko on January 2, 2019 as compensation for his services as a director of the Issuer, (ii) 230,769 shares were awarded to Mr. Sanko on April 1, 2019 as compensation for his services as a director of the Issuer, and (iii) 1,000,000 shares were awarded to Mr. Sanko on April 3, 2019 as compensation for his services as Secretary of the Issuer.

Including the 5,410 shares of Common Stock held in a brokerage account at Alpine Securities Corporation, Carl and Micol Sanko as joint tenants are the record holder of an aggregate of 8,972,600 shares of Common Stock of the Issuer, of which (i) 2,500,000 shares of Common Stock were purchased for an aggregate consideration of $71,500 on May 21, 2018 from the then-Chief Executive Officer of the Issuer, (ii) 164,894 shares of Common Stock were awarded to Mr. Sanko on June 13, 2018 as compensation for his services as a director of the Issuer, (iii) 500,000 shares of Common Stock were awarded to Mr. Sanko on August 24, 2018 as compensation for his services as a director of the Issuer, (iv) 835,000 were purchased in a private transaction from a director of the Issuer for an aggregate consideration of $50,1000 on August 24, 2018, (v) 118,770 shares of Common Stock were awarded to Mr. Sanko on October 1, 2018 as compensation for his services as a director of the Issuer, (vi) 625,000 shares of Common Stock were purchased in a private placement conducted by the Issuer on November 5, 2018 for an aggregate consideration of $50,000, and (vii) 1,666,667 shares of Common Stock were purchased in a private placement conducted by the Issuer on April 12, 2019 for an aggregate consideration of $100,000.  Shares purchased by Carl and Micol Sanko as joint tenants were acquired through the use of personal investment funds and no funds were borrowed in connection with the purchases.

MCRL Holdings is the record owner of an aggregate of 1,835,000 shares of Common Stock of the Issuer, of which (i) 1,000,000 were purchased for an aggregate consideration of $28,600 on May 21, 2018 from the then-Chief Executive Officer of the Issuer, and (ii) 835,000 were purchased in a private transaction from a director of the Issuer for an aggregate consideration of $50,1000 on August 24, 2018.  Carl Sanko and Micol Sanko are owners of MCRL Holdings and the indirect beneficial owners of all of the shares of Common Stock held of record by MCRL Holdings.  MCRL Holdings used funds drawn from its working capital to purchase all of the shares of Common Stock of the Issuer and no funds were borrowed in connection with the purchases.

Item 4.           Purpose of Transaction

Carl Sanko, Micol Sanko and MCRL Holdings LLC acquired the above reported shares of Common Stock either as compensation for Carl Sanko’s services as an officer and director of the Issuer or based on each such Reporting Person’s belief that the securities represent an attractive investment opportunity based on the Issuer’s business plan, which is focused on moving the Issuer away from cannabis related activities and into an acquisition strategy focused on financial technology, or “fintech” and complementary opportunities. The shares of Common Stock purchased by each Reporting Person were acquired on the in private transactions with officers and directors of the Issuer, or in private placements conducted by the Issuer. Carl Sanko and Micol Sanko are the indirect beneficial owners of all of the securities of the Issuer held of record by MCRL Holdings.

Item 5.           Interest in Securities of the Issuer

(a)Carl Sanko is the record holder of 2,831,815 shares of Common Stock of the Issuer, representing approximately 2.2% of the outstanding Common Stock of the Issuer. Carl Sanko and Micol Sanko each have shared voting and dispositive power over the shares held by Carl Sanko.

Including the 5,410 shares of Common Stock held in a brokerage account at Alpine Securities Corporation, Carl and Micol Sanko as joint tenants are the record holder of an aggregate of 8,972,600 shares of Common Stock of the Issuer, representing approximately 7.0% of the outstanding Common Stock of the Issuer. Carl Sanko and Micol Sanko each have shared voting and dispositive power over the shares they hold as joint tenants.

MCRL Holdings is the record holder of 1,835,000 shares of Common Stock of the Issuer, representing approximately 1.4% of the outstanding Common Stock of the Issuer.  Carl Sanko and Micol Sanko are the owners of MCRL Holdings and the indirect beneficial owners of all of the shares of Common Stock of the Issuer held by MCRL Holdings and each have shared voting and dispositive power over such shares.

In the aggregate, the Reporting Persons acting as a group for purposes of Regulation 13D, as described in Item 6, beneficially own, as of April 12, 2019, 10.6% of the outstanding shares of Common Stock of the Issuer.

All of the percentages of beneficial ownership of the Reporting Persons set forth in this Schedule 13D are based on 129,088,412 shares of issued and outstanding Common Stock of the Issuer as of April 12, 2019 after the issuance of 9,523,812 shares of Common Stock by the Issuer in a private placement as reported on the Issuer’s Form 8-K filed April 12, 2019.

(b)                                 Carl Sanko and Micol Sanko have shared power to vote or to direct the vote, and shared power to dispose of 13,639,415 shares of Common Stock of the Issuer.  Carl Sanko and Micol Sanko are owners of MCRL Holdings and the indirect beneficial owners of all of the shares of Common Stock of the Issuer held by MCRL Holdings and each have shared voting and dispositive power over such shares.

(c)In the sixty days prior to the filing of this Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s Common Stock:

•230,769 shares of Common Stock were awarded to Carl Sanko on April 1, 2019 as compensation for his services as a director of the Issuer;

•1,000,000 shares of Common Stock were awarded to Carl Sanko on April 3, 2019 as compensation for his services as Secretary of the Issuer; and

•1,666,667 shares of Common Stock were purchased by Carl and Micol Sanko as joint tenants in a private placement conducted by the Issuer on April 12, 2019.

(d)                                 No person other than Carl Sanko, Micol Sanko and MCRL Holdings is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 13,639,415 shares of the Common Stock of the Issuer reported hereby.

(e)                                  Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Carl Sanko, Micol Sanko and MCRL Holdings have an oral agreement to act as a group for purposes of Regulation 13D solely with respect to the securities of the Issuer, and to consult with each other and possibly work together to effectuate the actions described in Item 4 above should they deem such actions desirable. Each of the Reporting Persons has agreed to file jointly with respect to the transactions being reported on this Schedule 13D.

Item 7.           Material to be Filed as Exhibits

None.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	April 22, 2019

/s/ Carl Sanko
Carl Sanko

/s/ Micol Sanko
Micol Sanko

MCRL HOLDINGS LLC

By:	/s/ Carl Sanko
Name:	Carl Sanko
Title:	Managing Member